

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

August 11, 2016

<u>Via E-mail</u>
Olukayode Jinadu
Chief Executive Officer, Director, President and Chief Investment Strategist
Bofat Investment Inc
6740 Greenbriar Curve
Shakopee, Minnesota 55379

> **Re: Bofat Investment Inc**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed July 26, 2016**
> **File No. 024-10571**

Dear Mr. Jinadu:

Our preliminary review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of the form. We will not perform a detailed examination of the offering statement and we will not issue comments.

On page 17 of the Offering Circular, the first paragraph under "Investment Company Act of 1940", first and second sentences, you state that the company intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940 (the "1940 Act") and that the company is exempt from registration under the 1940 Act "according to Section 3(b)(2)(B)." The immediately succeeding paragraph, second sentence, further states that "the prime example, that the Bofat Investments Inc. is as exempt as [sic] Berkshire Hathaway." Please explain to us in more detail why the company is not an investment company and its plan for avoiding investment company status under the 1940 Act in the future. In this regard, we note that:

- Section 3(a)(1)(A) defines "investment company" as any issuer that "is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities." The disclosure in the Offering Circular suggests that the company is holding itself out as being in that business.

- Section 3(b)(2) of the 1940 Act requires that the company file an application with the Commission, and that the Commission find and declare by order that the company is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities "either directly or (A) through majority-owned subsidiaries or (B) through controlled companies conducting similar types of businesses." <u>See</u> 15 USC 80a-3(b)(2). We note that the company has filed no such application, and that the Commission might be unable to make the required finding in the absence of any actual majority-owned subsidiaries or controlled companies.

- Merely referencing Berkshire Hathaway or any other company with no explanation as to whether that company is an investment company or how your company is similar or dissimilar to that company is not sufficient. Please note that we take no position as to whether Berkshire Hathaway is an investment company.

We will not be in a position to qualify the Form 1-A until you amend your offering statement to correct the deficiencies and address any comments we may have at that time.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Andy Altahawi